AMENDMENT TO THE FIRST COLONIAL BANKSHARES CORPORATION
                       1988 STOCK OPTION PLAN, AS AMENDED

             WHEREAS, First Colonial Bankshares Corporation (the "Company") heretofore adopted the First Colonial Bankshares Corporation 1988 Stock Option Plan, as amended (the "Plan"); and

             WHEREAS, pursuant to the Agreement and Plan of Reorganization, dated as of July 31, 1994, among Firstar Corporation, Firstar Corporation of Wisconsin (as successor to Firstar Corporation of Illinois) and the Company (the "Merger Agreement"), each option which is outstanding immediately prior to the Effective Time of the Merger contemplated by the Merger Agreement shall, by virtue of the Merger, become and represent an option to purchase such number of shares of common stock, $1.25 par value, of Firstar Corporation as such prices as determined pursuant to the Merger Agreement; and

             WHEREAS, in the event of a change in the shares covered by options outstanding under the Plan due to a merger, consolidation or other change in the shares of the Company's common stock, Section 4(g) of the Plan directs the Board of Directors of the company to make appropriate changes in the number and type of shares subject to options and the prices specified therein; and

             WHEREAS, the Board of Directors has approved and adopted this Amendment to the Plan to accomplish such changes.

             NOW, THEREFORE, the Company hereby amends the Plan, effective immediately prior to the Effective Time of the Merger contemplated by the Merger Agreement, by adding a new Section 9 thereto to read:

             9.   Effect of Merger Involving Firstar Corporation.
   Notwithstanding any other provision of the Plan, or of any option agreement, the following provisions shall be applicable with respect to each option outstanding immediately prior to the effective date of this
   Section 9:

             (a) Number and Type of Shares. Each option shall cover the number of shares of common stock, $1.25 par value, of Firstar Corporation (including associated Preferred Share Purchase Rights) ("Firstar Common Stock") determined by multiplying the number of shares of Common Stock covered by the option by .7725.

             (b) Exercise Price. The exercise price per share of Firstar Common Stock covered by each such option shall be determined by dividing the exercise price per share of Common Stock under each such option by .7725 and then rounding up to the nearest whole cent.

             (c) Fractional Shares. Cash shall be paid in lieu of issuing any fractional shares upon exercise of an option.

             (d) Other. Except as provided in this Section 9, each option outstanding as of the effective date of this Section 9 shall be exercisable on the same terms and subject to the same conditions as were applicable to the option immediately prior to the effective date hereof, giving effect to the provisions of paragraph 4(c) of this Plan relating to the acceleration of the exercisability of such options as a result of the Merger. Upon the Merger, the "Company" for purposes of this Plan shall mean Firstar Corporation of Wisconsin, successor to First Colonial Bankshares Corporation.

             IN WITNESS WHEREOF, in accordance with the authorization and direction of the Board of Directors, this Amendment has been executed in the name and on behalf of First Colonial Bankshares Corporation by the undersigned duly authorized officer, effective as of the date set forth herein.

                                      FIRST COLONIAL BANKSHARES
                                         CORPORATION



                                      _______________________________________
                                      C. Paul Johnson,
                                      Chairman and Chief Executive Officer